Exhibit 99.1
Amsterdam • 13 August 2007
Progress on share repurchase programme ING
ING announced today that, in line with the launch of its EUR 5.0 billion share buy back programme on 4 June 2007, the company has repurchased 1,585,000 (depositary receipts for) shares during the week of 6 August until 13 August.
The (depositary receipts for) shares were repurchased at an average price of EUR 30.66 for a total amount of EUR 48,601,472.00. For detailed information on the daily repurchased shares, see the ING website at www.ing.com/investorrelations.
The total number of (depositary receipts for) shares repurchased under this programme to date is 35,199,009 ordinary shares for a total consideration of EUR 1,145,530,056.93. To date approximately 22.9% of the repurchase programme has been completed.
The repurchase programme is expected to run until June 2008.
Press enquiries:
Carolien van der Giessen, +31 20 541 6522, carolien.van.der.giessen@ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce in excess of 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.